SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) will hold a conference call on October 26, 2007 (Friday) to announce its interim financial information for the first nine months of 2007. The call-in details of the conference call are as follows;

•	Call-in Details

Title	Time	Call-in Number		Pass Code
Korean Conference	16:00 ~ 17:00	In Korea	1544-3355 or	8812
			02-6677-3355
		Overseas	82-2-6677-3355 or
			82-31-361-9005
English Conference	17:30 ~ 18:30	In Korea	1544-3355 or	8812
			02-6677-3355
		Overseas	82-2-6677-3355 or
			82-31-361-9005

•	Instant Replay Details

Title	Call-in Number		Pass Code
Korean Conference	In Korea	1544-3358 or 02-6677-3358	8811
	Overseas	82-2-6677-3358 or 82-31-688-0111
English Conference	In Korea	1544-3358 or 02-6677-3358	8812
	Overseas	82-2-6677-3358 or 82-31-688-0111

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager International Finance Department

Date: October 25, 2007